SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of December 15 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



The company has received the following announcement:



                                                                Kingswood Fields
                                                                  Millfield Lane
                                                                 Lower Kingswood
                                                                        Tadworth
                                                                          Surrey
                                                                        KT20 6RB
                                                        Telephone:  01737 836000



Marconi Corporation Plc
34 Grosvenor Square
London
W1K 4HD



ATTN:  Helen Lewis


Direct Fax: 020 7491 1788

Tel: 020 7493 8484


15 December 2005


Dear Ms Lewis


Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.


These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.


If you have any questions please contact James Foster on email fil-regulatoryreporting@uk.fid-intl.com or via Fax on 01737 837 450.


Yours faithfully


James Foster

Regulatory Reporting Analyst


Closing Amendment


NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT



1.       Company in which shares are held:  Marconi Corporation Plc



2.       Notifiable Interest:  Ordinary Shares



Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda



Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments Investment International (FII), investment managers for various non-US investment companies and institutional clients.



3.   The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d

82 Devonshire Street

Boston, MA 02109


      A principal shareholder of FMR Corp. and Fidelity International Limited.


4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.



5. These notification of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.



6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



7. Inasmuch as there is no disclosable interest 3% of greater of the share capital, FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries have no further reporting obligation under Section 198 to 202 of the UK Companies Act. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


By Rani Jadu

Regulatory Reporting Manger, FIL - Investment Compliance

Duly authorised under Powers of Attorney dated August 25, 2004 by Eric D Roiter by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Schedule A



SECURITY:  MARCONI CORPORATION PLC NEW                  Closing Amendment


Current ownership percentage:                   1.37%

Total Shares Held:                          2,929,454

Shares in issue:                          214,061,562

Change in holdings since last             (7,053,509) Ordinary shares
filing:




                                           Shares held Management      Nominee / registered name
                                                       company

                                             1,026,897 FIL             JP Morgan, Bournemouth Total

                                               510,200 FIL             Brown Bros Harrimn Ltd Lux Total

                                                19,800 FIL             Bank of New York Europe LDN Total

                                                31,087 FIL             JP Morgan, Bournemouth Total

                                                 9,300 FPM             Northern Trust London Total

                                             1,254,959 FIL             Brown Bros Harrimn Ltd Lux Total

                                                77,211 FIL             Morgan Stanley London Total



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 15 December 2005